SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
  Information to be included in statements filed pursuant to Rule 13d-1(c) and amendments thereto filed pursuant to Rule 13d-2(a)
                      (Amendment No. 2)* CINAR Corporation
                               -----------------
                                (Name of Issuer)
               Class B Limited Voting Common Stock, no par value
             -----------------------------------------------------
                         (Title of Class of Securities)
                                   171905300
                           -------------- -----------
                     (CUSIP Number of Class of Securities)
                 Robert L. Chapman, Jr., Chapman Capital L.L.C.
               Continental Grand Plaza, 300 N. Continental Blvd.
                          El Segundo, California 90245
                     ___________ (310) 563-6900___________
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                    David J. Brail, Palestra Capital L.L.C.
                                666 Fifth Avenue
                               New York, NY 10103
                                 (212) 484-1080

                Jacob W. Doft, Highline Capital Holdings, L.L.C.
                          1270 Avenue of the Americas
                               New York, NY 10020
                                 (212) 332-2250


                                 April 29, 2002
                               ------------------
             (Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               1,674,600

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               1,674,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,674,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.7%

14.      TYPE OF REPORTING PERSON*
               PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               1,674,600

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               1,674,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,674,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.7%

14.      TYPE OF REPORTING PERSON*
               OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               1,674,600

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               1,674,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,674,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.7%

14.      TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Palestra Capital, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               878,400

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               878,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               878,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.45%

14.      TYPE OF REPORTING PERSON*
               OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               David J. Brail

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               878,400

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               878,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               878,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.45%

14.      TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Highline Capital Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               608,100

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               608,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               608,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.7%

14.      TYPE OF REPORTING PERSON*
               PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Highline Capital Partners QP, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               124,700

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               124,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               124,700

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.3%

14.      TYPE OF REPORTING PERSON*
               PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Highline Capital International, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               382,400

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               382,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               382,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.1%

14.      TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Barry Escott

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               4,600

8        SHARED VOTING POWER
               0

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               4,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .01%

14.      TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Highline Capital Holdings, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               732,800

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               732,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               732,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.0%

14.      TYPE OF REPORTING PERSON*
               OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Highline Capital Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               732,800

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               737,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               737,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.1%

14.      TYPE OF REPORTING PERSON*
               OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Highline Offshore Advisors, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               382,400

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               382,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               382,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.1%

14.      TYPE OF REPORTING PERSON*
               OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Jacob W. Doft

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               1,115,200

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               1,119,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,119,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.1%

14.      TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Raji G. Khabbaz

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
               0

8        SHARED VOTING POWER
               1,115,200

9.       SOLE DISPOSITIVE POWER
               0

10.      SHARED DISPOSITIVE POWER
               1,119,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,119,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.1%

14.      TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

By   this    Amendment    No.   2   (this    "Amendment    No.   2"),   the
Chapman-Palestra-Highline-Crescendo  Group  hereby  amends and  supplements  the
Schedule 13D filed on December 13, 2001, by supplementing Items 4,5,6 and 7. The Crescendo Reporting Persons are no longer members of the Chapman-Palestra-Highline-Crescendo Group as of December 17, 2001. Since that date, when Amendment 1 to the 13D filing was made, the group comprised of the Chapman Reporting Persons, the Palestra Reporting Persons and the Highline
Reporting Persons has been known as the "Chapman-Palestra-Highline Group." Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.


ITEM 4.  Purpose of Transaction

Item 4 of the First Amended Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

On April 29, 2002, the Issuer held its annual meeting. At that meeting, a new slate of directors was nominated and elected to the board of directors of the Issuer. Additionally, in its annual report and proxy statement the Issuer disclosed it would soon replace its Chief Executive Officer and its Chief Financial Officer.

As the Chapman-Palestra-Highline Group has accomplished all of its objectives with respect to Cinar's corporate governance, the Chapman-Palestra-Highline Group has determined to cease acting in concert with respect to the Issuer.

Accordingly, the former members of the Chapman-Palestra-Highline Group, for the present time, have decided to discontinue their previous approach of action in concert with respect to disposition and voting of the Shares. Chapman-Palestra-Highline Group Reporting Persons plan to act independently with respect to such disposition and voting and therefore no longer constitute a group which may be deemed to hold in excess of 5% of the Common Stock. The Chapman-Palestra-Highline Group Reporting Persons reserve the right to reevaluate this approach in the future, as well as to participate, alone or with others, in plans, proposals or transactions in respect to the Issuer. In addition, the Chapman-Palestra-Highline Group Reporting Persons may consult with one another from time to time with respect to their investment in the Issuer, or other investments, but have no agreement, understanding or arrangement to act in concert with respect to the Company.

The former members of the Chapman-Palestra-Highline Group intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investments in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them.

The Chapman Reporting Persons intend to encourage the Issuer to engage in a buyback of 35% of its shares outstanding, financed with operating cash flow, the proceeds of asset sales and further receipts from Globe-X. Additionally, on May 6, 2002, Mr. Chapman conveyed to Mr. Robert Despres, the Issuer's recently elected Chairman, Mr. Chapman's belief that the Issuer's recently elected board of directors must direct its immediate attention and focus toward the following three items: 1) The Board's graduation beyond its apparently superficial understanding of the Issuer's businesses, financial condition, legal entanglements and personnel; 2) The expeditious sale of the cash-flow negative CINAR Entertainment division, redeploying such proceeds toward assets that have returns in excess of the Issuer's cost of capital; and 3) The re-alignment of the Issuer's Board and Officer's financial incentives with those of the Issuer's shareholders through an alteration of the Issuer's compensation structure, such modification involving the maintenance of the current nominal level of directors' and executives' compensation but requiring that one-third of such nominal dollar amount be paid in the form of Class B shares (and NOT stock options) of the Issuer.

The Highline Reporting Persons intend to encourage the Issuer's Board of Directors to obtain the re-listing of the Issuer's common shares on a national securities exchange. Moreover, the Highline Reporting Persons remain concerned over recent legal settlements in which substantial sums were agreed to be paid to certain executives of the Issuer who had sold businesses to the Issuer. In particular, despite those plaintiff/executives' apparently voluntary decisions not to liquidate acquisition-related shares of the Issuer at substantially higher prices per share (i.e., Issuer Class B shares traded actively to $30.25 per share several years after trading around $17.00 per share at the time the Carson-Dellosa Publishing Co. transaction was consummated on July 29, 1997) than today's approximate $3.00 per share price (which reflects in no small part the weakened state of the entertainment industry as a whole), these plaintiff/executives seem to have been compensated in the settlement agreements as if the Issuer was solely responsible for the unrealized losses incurred by the plaintiff/executives.

Except as set forth above, the former members of the Chapman-Palestra-Highline Group do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.


ITEM 5.

     (a) As of the date of this Amendment No. 2, Chap-Cap beneficially owns 1,674,600 shares of Common Stock. Chap-Cap shares voting and dispositive power over such holdings with Mr. Chapman and with Chapman Capital. The Chapman Shares represent 4.7% of the 35,750,568 shares of Common Stock outstanding as reported in the Company's Balance Sheet for the quarter ending November 30, 2001 (the "Outstanding Shares").

     As of the date of this Amendment No. 2, the Palestra Funds beneficially own 878,400 shares of Common Stock. Palestra shares voting and dispositive power over such holdings with Mr. Brail and with the Palestra Funds. The Palestra Shares represent 2.45% of the total Outstanding Shares.

     As of the date of this Amendment No. 2, the Highline Funds beneficially own 1,119,800 shares of Common Stock. Highline Management, Highline Holdings and Highline Offshore share voting and dispositive power over such holdings with Messrs. Doft, Mr. Khabbaz and the Highline Funds (excluding the 4,600 shares held by Mr. Escott). Highline Management shares dispositive power over Mr. Escott's shares. The Highline Shares represent 3.1% of the total Outstanding Shares.

     (b) Chapman Capital and Mr. Chapman share voting and dispositive power over the 1,674,600 shares of Common Stock held directly by Chap-Cap.

     Palestra and Mr. Brail share voting and dispositive power over the 878,400 shares of Common Stock held directly by the Palestra Funds.

     Highline Management, Highline Holdings, Highline Offshore, Mr. Doft and Mr. Khabbaz share voting and dispositive power over the 1,119,800 shares of Common Stock held directly by the Highline Funds (excluding the 4,600 shares held by Mr. Escott). Highline Management shares dispositive power over Mr. Escott's shares.

        (c) Schedule A hereto sets forth certain information with respect to transactions by Chap-Cap, at the direction of Chapman Capital, in the Common Stock during the past sixty (60) days.

The purchases and sales set forth on Schedule A were effected by the Chapman Reporting Persons in over-the-counter transactions.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The parties have jointly agreed that the Joint Filing Agreement, dated as of December 13, 2001, by and among the members of the Chapman-Palestra-Highline-Crescendo Group, shall be terminated upon the effective filing of this Amendment No. 2.

                                   Schedule A
                                   ----------
                 (Transactions by Chap-Cap in the last 60 Days)



                                                          Approximate Price per
                                     Amount of            Shares (inclusive of
Date             Security            Shares Bought        commissions)
----             --------            -------------        --------------------
2/27/02     Class B Ltd. Voting      500                       $2.41
            Shrs.
2/28/02     Class B Ltd. Voting      50,000                    $2.36
            Shrs.
3/28/02     Class B Ltd. Voting      20,000                    $3.0225
            Shrs.
4/17/02     Class B Ltd. Voting      5000                      $2.56
            Shrs.
4/26/02     Class B Ltd. Voting      361,000                   $2.36
            Shrs.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 8, 2002                          CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                as General Partner

                                            By: /s/ Robert L. Chapman, Jr.
                                                -------------------------------
                                                Name:  Robert L. Chapman, Jr.
                                                Title: Managing Member



Dated: May 8, 2002                          CHAPMAN CAPITAL L.L.C.


                                            By: /s/ Robert L. Chapman, Jr.
                                                --------------------------
                                                Name:  Robert L. Chapman, Jr.
                                                Title: Managing Member



Dated: May 8, 2002                          /s/ Robert L. Chapman, Jr.
                                            --------------------------
                                            Robert L. Chapman, Jr.



Dated: May 8, 2002                          PALESTRA CAPITAL, LLC


                                            By: /s/ David J. Brail
                                            ---------------------------
                                            Name:  David J. Brail
                                            Title: Managing Member



Dated: May 8, 2002                          /s/ David J. Brail
                                            ---------------------------
                                            David J. Brail



Dated: May 8, 2002                          HIGHLINE CAPITAL PARTNERS, L.P.


                                            By: /s/ Jacob W. Doft
                                                --------------------------
                                                Name:  Jacob W. Doft
                                                Title: Man. Mem. Of its G.P.

Dated: May 8, 2002                          HIGHLINE CAPITAL PARTNERS QP, LP


                                            By: /s/ Jacob W. Doft
                                                ------------------------------`
                                                Name:  Jacob W. Doft
                                                Title: Man. Mem. Of its G.P.



Dated: May 8, 2002                          HIGHLINE CAPITAL INTERNATIONAL, LTD.


                                             By: /s/ Jacob W. Doft
                                                 -----------------------------
                                                 Name:  Jacob W. Doft
                                                        Title: Director



Dated: May 8, 2002                               /s/ Barry Escott
                                                 ----------------------------
                                                 Barry Escott



Dated: May 8, 2002                           HIGHLINE CAPITAL MANAGEMENT, L.L.C.


                                             By: /s/ Jacob W. Doft
                                                 --------------------------
                                                 Name:  Jacob W. Doft
                                                 Title: Managing Member



Dated: May 8, 2002                           HIGHLINE CAPITAL HOLDINGS, L.L.C.


                                             By: /s/ Jacob W. Doft
                                                 -------------------------
                                                 Name:  Jacob W. Doft
                                                 Title: Managing Member



Dated: May 8, 2002                           HIGHLINE OFFSHORE ADVISORS, L.L.C.


                                              By: /s/ Jacob W. Doft
                                                  --------------------------
                                                  Name:  Jacob W. Doft
                                                  Title: Managing Member



Dated: May 8, 2002                            /s/ Jacob W. Doft
                                              ----------------------------
                                                  Jacob W. Doft



Dated: May 8, 2002                            /s/ Raji G. Khabbaz
                                              ----------------------------
                                                  Raji G. Khabbaz